May 20, 2011

Mary Cole

Counsel

Office of Disclosure and Review

Division of Investment Management

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

RE: Northern Lights Fund Trust, File Nos. 333-122917, 811-21720.

Dear Ms. Cole:

On March 9, 2011, Northern Lights Fund Trust (the "Registrant"), on behalf of the Astor Active Income ETF Fund and the Astor Style Preferred Growth ETF Fund (each a "Fund" and together the "Funds"), each a series of the Registrant, filed Post-Effective Amendment No. 229 to its registration statement under the Securities Act of 1933 on Form N-1A.  On April 21, 2011 you provided oral comments.  Please find below the Registrant's responses to those comments, which the Registrant has authorized Thompson Hine LLP to make on its behalf.  Item 4 responses will be carried over to the relevant portions of Item 9 and are not repeated in this letter for the sake of brevity.  Any typographical corrections have been made throughout and are not enumerated in the following responses.

PROSPECTUS SUMMARY

1.

Comment.  Please explain why "ETF" in the name of each Fund is not misleading in light of the fact that each Fund is not itself an exchange-traded fund.

Response.  The Registrant believes that ETF in each Fund's name serves to inform prospective investors about each Fund's primary investments and that prospective investors are not likely to confuse the Funds with exchange-traded funds that trade on a securities exchange.  Additionally, the Registrant notes that Astor Long/Short ETF Fund has been in operation since 2009 and it is not aware of any investor confusion about the Fund trading on an exchange.  Also, each Fund invests primarily in ETFs, and therefore the name is consistent with Rule 35d-1 under the Investment Company Act of 1940, as amended.

2.

Comment.  With respect to the Astor Active Income ETF Fund, please change "Active Income" to "Income" or some other readily understood fund name or, provide an explanation of why investors are not likely to be confused by the novel paring of "active" and "income."

Response.  The Registrant believes that because "Active Income" is novel, prospective investors are not likely to confuse it with a traditional fund name such as XYZ Index Fund.  Additionally, the novel nature of "Active Income" invites further inquiry by prospective investors, who will find that "Active Income" is the adviser's investment strategy that is described in detail in the Prospectus.

3.

Comment.  With respect to the Astor Style Preferred Growth ETF Fund, please remove "Style Preferred" from the Fund's name or adopt policies consistent with investing under normal circumstances, at least 80% of Fund assets in preferred stocks.

Response.  The Registrant has changed the Fund's name to Astor SP Growth ETF Fund.

4.

Comment.  With respect to both Funds, please number the footnotes that accompany the table under the section entitled Fees and Expenses of the Fund.

Response.  The requested numbering of footnotes has been added.

5.

Comment.  With respect to the Astor Active Income ETF Fund, please include a separate risk disclosure for inverse risk.

Response.  The Registrant has added a separate risk disclosure for inverse risk.

6.

Comment.  With respect to the Astor Active Income ETF Fund, please describe limits on issuer credit quality, capitalization, country or individual security maturity.

Response.  The requested description of limits on issuer credit quality, capitalization, country or individual security maturity has been made.

7.

Comment.  With respect to both Funds, please restate the Astor Philosophy in plain English.

Response.  The Registrant has amended the Astor Philosophy disclosures in, what it believes to be, plain English.

8.

Comment.  With respect to both Funds, under the section entitled Principal Investment Risks, please add the following to High-Yield Bond Risk:  "These securities are considered speculative" or substantially similar language.

Response.  The Registrant has amended the risk disclosure as requested.

9.

Comment.  With respect to both Funds, the references to rebalancing investment portfolios suggest a potential for high portfolio turnover.  Please include turnover risk or provide an assurance that turnover is not expected to be high.

Response.  Even though the Funds' adviser anticipates rebalancing the investment portfolio of each Fund, it does not anticipate that portfolio turnover will be at or above 100%.  Therefore turnover risk was not included in the Prospectus for either Fund.

10.

Comment.  With respect to both Funds, please specify any asset allocation targets or limits.

Response.  The Funds' adviser does not envision any asset allocation targets or limits under the principal strategies it employs for the Funds and therefore, the Registrant does not believe any asset allocation-limiting disclosure would be appropriate.

STATEMENT OF ADDITIONAL INFORMATION

11.

Comment.  Please review disclosures for equivocal use of "may" when "will" is more appropriate.

Response.  The Registrant has reviewed the Statement of Additional Information and replaced "may" with "will" when it believed such an amendment could be made without potentially misleading prospective shareholders.

GENERAL

12.

Comment.  Because the principal investment strategies of the Funds are so similar, please provide a brief summary of the differences in the principal investment strategies of Funds or other distinguishing information.

Response.  The Registrant notes that the Astor Active Income ETF Fund's investment objective is to primarily seek income and secondarily seek capital preservation, while the Astor SP Growth ETF Fund's investment objective is to seek capital appreciation with less volatility than the equity market in general.  In seeking to fulfill its investment objective, the Astor Active Income ETF Fund employs a wider range of securities than the Astor SP Growth ETF Fund.  Additionally, the adviser utilizes a specialized current income-focused Active Income Philosophy when managing the Astor Active Income ETF Fund, while it utilizes a specialized capital appreciation-focused Astor Philosophy when managing the Astor SP Growth ETF Fund.

The Registrant has authorized me to convey to you that the Registrant acknowledges the following:

1.

The Registrant is responsible for the adequacy and accuracy of the disclosure in the filings reviewed by the staff;

2.

Staff comments or changes to disclosure in response to staff comments in a filing reviewed by the staff do not foreclose the Commission from taking any action with respect to the filing; and

3.

The Registrant may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions or additional comments, please call Parker Bridgeport at (614) 469-3238 or the undersigned at (513) 352-6725.

Best regards,

/s/ JoAnn M. Strasser

JoAnn M. Strasser

JoAnn.Strasser@ThompsonHine.com   Phone 513.352.6725   Fax 513.241.4771